UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Schedule TO
Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Open Solutions Inc.
(Name of Subject Company (Issuer))

Open Solutions Inc.
(Name of Filing Person (Issuer))

Senior Subordinated Convertible Notes Due February 2, 2035
(Title of Class of Securities)

68371PAA0 and 68371PAB8
(CUSIP Number of Class of Securities)

Thomas N. Tartaro
Vice President, General Counsel & Secretary
455 Winding Brook Drive
Glastonbury, Connecticut 06033
(860) 652-3155
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee

$210,875,000	$22,563.63

*

Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $270,000,000 aggregate principal amount at maturity of outstanding Senior Subordinated Convertible Notes Due February 2, 2035 are purchased at the offer price of $781.02 per $1,000 principal amount at maturity. The amount of the Filing Fee, calculated in accordance with the Securities and Exchange Act of 1934, as amended, and the Rate Advisory No. 5 For Fiscal Year 2007 issued by the Securities and Exchange Commission on December 8, 2006, equals $107 for each $1,000,000. The amount was previously paid in connection with the filing of the Schedule TO (Reg. No. 005-79498).

☒

Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,563.63	Filing Party: Open Solutions Inc.
Date Filed: 12/21/06, 1/22/07	Form or Registration No.: 005-79498

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-l.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule l3D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

          This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement as filed December 21, 2006 under cover of Schedule TO, as amended and further supplemented by Amendment No. 1 filed on January 22, 2007 under cover of Schedule TO (together “Schedule TO-I/A”), relating to the Offer to Purchase (as defined therein) made by Open Solutions Inc., a Delaware corporation (“Open Solutions”), to purchase for cash all of its outstanding Senior Subordinated Convertible Notes Due February 2, 2035 (the “Notes”), subject to the terms and conditions of the Offer to Purchase and the Letter of Transmittal, filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, with the Schedule TO. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Schedule TO-I/A.

          Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all Exhibits filed therewith.

Item 11.          Additional Information

          (b) Other material information. The information set forth in Exhibit (a)(5)(D) attached hereto is incorporated herein by reference.

Item 12.          Exhibits

          (a)(5)(D) Press Release issued by Open Solutions on January 23, 2007.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN SOLUTIONS INC.

By:

	Name:	Kenneth J. Saunders
	Title:	Executive Vice President and Chief Financial Officer

Dated: January 23, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Open Solutions on January 23, 2007.

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